Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Amendment No. 4 to Registration Statement 333-137785 of our report dated April 17, 2006 (December 1, 2006 as to the effects of including Loss Per Common Share as discussed in Note 16 and December 15, 2006 as to the effects of the stock split and the amendment to the revolving credit facility as described in Note 17), (which report expresses an unqualified opinion and contains an explanatory paragraph related to the restatement of the 2004 and 2003 consolidated financial statements described in note 15) relating to the financial statements and financial statement schedule of Dayton Superior Corporation and subsidiary appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the headings "Selected Consolidated Financial Data" and "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
December 15, 2006